exel

RECEIVED

2005 DEC 30 P 1:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exel plc
Ocean House
The Ring
Bracknell
Berkshire
RG12 1AN
United Kingdom

Telephone +44 1344 302000
Facsimile +44 1344 710031

[redacted]

05013571

15 December 2005

United States Securities and Exchange
Commission
450 Fifth Street, NW
Washington, DC 20549
United States of America
Attention: Public Reference Room

SUPPL

Dear Sirs

Re: Exel plc (File No. 82-34655)
Furnishing of documents pursuant to Rule 12g3-2(b)(1)(iii)

Pursuant to the provisions of Rule 12g3-2(b)(1)(iii) under the US Securities Exchange Act of 1934, Exel plc hereby furnishes the following documents:

1. Corporate Announcements during the period:
   - Exel plc – Statement re Possible Offer – 1/9/05
   - Recommended Offer for Exel by Deutsche Post – 19/9/05
   - Offer Update: Scheme Document Posted and Trading Update – 24/10/05
   - Shareholder Approvals and Completion of US Anti-Trust Process – 16/11/05
   - Satisfaction or Waiver of Conditions to the Scheme and the Offer – 9/12/05
   - Notice of Temporary Suspension of Listing from the Official List – 12/12/05
   - Share Reclassification – 12/12/05
   - Scheme of Arrangement Confirmed by Court – 12/12/05
   - Scheme Effective – 13/12/05

Yours faithfully

Doug Evans
Company Secretary

Douglas.evans@exel.com
Tel +44 (0)1344 744525
Fax +44 (0)1344 710034

PROCESSED

DEC 30 2005

THOMSON
FINANCIAL

Enc

12/30

Regulatory Announcement

Go to market news section

Free annual report

Company	Exel PLC
TIDM	EXL
Headline	Statement re Possible Offer
Released	09:18 01-Sep-05
Number	6956Q

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES

1 September 2005

EXEL PLC ("EXEL")

STATEMENT RE. POSSIBLE OFFER

The Board of Exel plc announces that it has received an approach from Deutsche Post AG which may or may not lead to an offer being made for the company. Discussions are at a preliminary stage and there can be no certainty as to their outcome. A further announcement will be made in due course.

Maitland Consultancy Telephone: +44 20 7379 5151
Angus Maitland

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "City Code"), any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of Exel plc owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Exel plc is required to disclose, by not later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, dealings in such securities of Exel plc (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn.

Under the provisions of Rule 8.1 of the City Code, all dealings in relevant securities of Exel plc by Deutsche Post AG, or by any of their respective "associates" (within the meaning of the City Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44-20-7638 0129; fax +44-20-7236 7013.

END

END

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RECEIVED

2005 DEC 30 P 1:12

OFFICE OF INTERNATIONAL

Not for release, publication or distribution, in whole or in part, in, into or from Canada, Australia or Japan

Deutsche Post World Net

MAIL EXPRESS LOGISTICS FINANCE

exel

19 September 2005

RECOMMENDED OFFER FOR EXEL BY DEUTSCHE POST

Summary

The Boards of Deutsche Post AG ("Deutsche Post") and Exel plc ("Exel" or the "Company") are pleased to announce the terms of a recommended offer under which Deutsche Post will acquire the entire issued and to be issued share capital of Exel (the "Offer").

- The terms of the Offer value each Exel Share at 1244 pence (based on a price of €19.98 for each Deutsche Post Share) and the issued and to be issued share capital of Exel at approximately £3.7 billion (net of option proceeds).

- Under the terms of the Offer, Exel Shareholders will receive 900 pence in cash and 0.25427 of a New Deutsche Post Share for each Exel Share.

- Exel Shareholders will also be entitled to receive and retain the interim dividend of 10 pence per Exel Share to be paid on 3 October 2005.

These terms represent:

- A premium of approximately 48 per cent. to the Closing Price of 838.5 pence for each Exel Share on 7 July 2005 (being the last business day prior to recent speculation regarding a possible offer for the Company);

- A premium of approximately 24 per cent. to the Closing Price of 1005 pence for each Exel Share on 31 August 2005 (being the last business day prior to the announcement by Exel that it had received an approach from Deutsche Post regarding a possible offer for Exel); and

- A multiple of 26.6 times earnings per share of 46.8 pence per Exel Share for the 12 months to 31 December 2004 (including net return on pension schemes).(1)

Deutsche Post believes that the Offer for Exel has compelling strategic and financial logic for Deutsche Post. Deutsche Post also believes that the share element of the consideration enables Exel Shareholders to participate in the benefits of the combination of Deutsche Post and Exel, which include:

- Creation of a global market leader in contract logistics
  - Merging of complementary strengths: Exel's strong position in contract logistics in the UK and US with Deutsche Post's activities in Europe
- Creation of a global market leader in ocean/air freight forwarding
- Enhanced geographical footprint
  - Increased exposure to fast-growing regions
- Highly attractive financial profile: potential for strong cash flow generation through enhanced margins and realisation of significant synergies
  - Estimated annual pre-tax cost synergies of approximately €220 million by 2008[(2)]
  - Offer expected to be modestly earnings enhancing pre-restructuring costs in the first year[(3)]
  - Offer expected to be earnings enhancing in the second year[(3)]

Upon completion of the Offer, Deutsche Post intends to appoint John Allan as head of the enlarged logistics business, comprising the combination of Deutsche Post's and Exel's existing logistics activities. Deutsche Post intends that John Allan will lead the integration process and the enlarged business will be headquartered in Bracknell, United Kingdom.

The Offer will include a Mix and Match Facility, so that Exel Shareholders will be able to elect to vary the proportions of cash and shares they receive, subject to the elections made by other Exel Shareholders.

A Loan Note Alternative will also be provided as part of the terms of the Offer.

It is intended that the Offer be implemented by way of a scheme of arrangement under section 425 of the Companies Act (the "Scheme"). It is expected that the Scheme Document will be posted in the second half of October 2005 and that the Scheme will become effective in the first half of December 2005, subject to the satisfaction of all relevant conditions.

The Board of Exel, which has been so advised by Merrill Lynch and UBS Investment Bank, considers the terms of the Offer to be fair and reasonable. In providing advice to the Board of Exel, Merrill Lynch and UBS Investment Bank have taken into account the commercial assessments of the directors of Exel. Accordingly, the Board of Exel intends unanimously to recommend Exel Shareholders to vote in favour of the Scheme, as they have undertaken to do in respect of their own (and certain of their close family members') beneficial shareholdings of 387,678 Exel Shares, representing, in aggregate, approximately 0.13 per cent. of the existing issued share capital of Exel.

Commenting on the Offer, Dr. Klaus Zumwinkel, Chief Executive Officer of Deutsche Post, said:

"This transaction is a major strategic step in Deutsche Post's development and represents the continuation of our strategy to become the leading global logistics company. We at Deutsche Post look forward to working with the management and employees of Exel to realise the potential that exists to grow our combined business and to serve our global customers even better."

Commenting on the Offer, Nigel Rich, Chairman of Exel, said:

"This offer from Deutsche Post represents an excellent opportunity for our shareholders to realise significant value in cash and, if they wish, to retain an investment in the enlarged group."

Commenting on the Offer, John Allan, Chief Executive of Exel, said:

"Exel's success has been driven by the quality of our people. We have forged strong teams that are focused on developing a high quality customer base around the world. Completion of this offer would create the leading global player in logistics and accelerate progress towards our strategic goals."

This summary should be read in conjunction with the full text of the following announcement. The sources and bases of certain financial information contained in this announcement are set out in Appendix III. Appendix IV to the following announcement contains definitions of certain terms used in this summary and the following announcement.

A joint investor, analyst and press conference hosted by Dr. Klaus Zumwinkel (CEO of Deutsche Post), John Allan (CEO of Exel) and Dr. Edgar Ernst (CFO of Deutsche Post) will take place at 10.00am (London time) today, 19 September 2005. The conference will be held at JPMorgan Cazenove's offices, 20 Moorgate, London EC2R 6DA. The event can also be followed by listen-only telephone by dialling +49 (0)69 2222 2246 (Germany) or +44 (0)20 7365 1849 (United Kingdom) or via internet webcast at http://offer.dpwn.com which includes a Q&A facility.

Additionally, a conference call for investors and analysts with Dr. Klaus Zumwinkel, John Allan and Dr. Edgar Ernst will take place at 2.00pm (London time) today, 19 September 2005, which can be joined by dialling +49 (0)69 2222 2242 (Germany) or +44 (0)20 7784 1014 (United Kingdom) or via the internet at http://offer.dpwn.com.

Enquiries:

Deutsche Post	Tel: +49 228 1820
Martin Ziegenbalg	
Manfred Harnischfeger	
Martin Dopychai	
Exel	Tel: +44 1344 744 409
Duncan Magrath	
Morgan Stanley & Co. Limited	Tel: +44 207 425 5000
(Financial adviser to Deutsche Post)	
Brian Magnus	
Bradford Gibbs	

M: Communications Tel: +44 207 153 1530
(Public relations adviser to Deutsche Post)
Hugh Morrison

Merrill Lynch Tel: +44 207 628 1000
(Financial adviser to Exel)
Bob Wigley
Justin Anstee

UBS Investment Bank Tel: +44 207 568 1000
(Financial adviser to Exel)
Melanie Gee
Tom Cooper
(Joint corporate broker to Exel)
Tim Waddell
James Archer

JPMorgan Cazenove Tel: +44 207 588 2828
(Joint corporate broker to Exel)
Michael Wentworth-Stanley
Malcolm Moir

Maitland Consultancy Tel: +44 207 379 5151
(Public relations adviser to Exel)
Angus Maitland
Brian Hudspith

Notes:

(1) For the purposes of calculating earnings per share, underlying profit is reported before amortisation of intangible assets arising on acquisitions, impairment of goodwill, exceptional items and related tax, where applicable.

(2) The expected synergies have been calculated by Deutsche Post on the basis of the existing and projected cost and operating structures of the Deutsche Post Group and Deutsche Post's estimate of the existing and projected cost and operating structure of the Exel Group. These statements of estimated synergies relate to future actions and circumstances which, by their nature involve risks, uncertainties, contingencies and other factors. As a result, the synergies referred to may not be achieved, or those achieved may be materially different from those estimated.

(3) The statements that the Offer is expected to be modestly earnings enhancing for Deutsche Post pre-restructuring costs in the first year and earnings enhancing for Deutsche Post in the second year do not constitute a profit forecast and should not be interpreted to mean that earnings for those years or any subsequent financial period would necessarily be greater than those for any preceding financial period.

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for Deutsche Post in connection with the Offer and no one else and will not be responsible to anyone other than Deutsche Post for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Merrill Lynch International ("Merrill Lynch") and UBS Investment Bank are acting for Exel in connection with the Offer and no one else and will not be responsible to anyone other than Exel for providing the protections afforded to clients of Merrill Lynch or UBS Investment Bank or for providing advice in relation to the Offer or any other matters referred to in this announcement.

JPMorgan Cazenove is acting as joint corporate broker to Exel in connection with the Offer and no one else and will not be responsible to anyone other than Exel for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Offer or any other matters referred to in this announcement.

The availability of the New Deutsche Post Shares, the Loan Notes and the Mix and Match Facility under the terms of the Scheme (or, if the Offer is implemented by way of the Takeover Offer, of the Takeover Offer) to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor shall there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law. The New Deutsche Post Shares and Loan Notes to be issued to Exel Shareholders under the Offer have not been, and will not be, registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the registration of New Deutsche Post Shares or Loan Notes have been, or will be, applied for in any jurisdiction. It is expected that the New Deutsche Post Shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, Exel Shareholders who are or will be deemed to be 'affiliates' of Exel or Deutsche Post prior to, or of Deutsche Post after, the Effective Date will be subject to certain transfer restrictions relating to the New Deutsche Post Shares received in connection with the Offer.

Whether or not an Exel Shareholder's Exel Shares are voted at any Court Meeting or the Extraordinary General Meeting, if the Scheme becomes effective, those Exel Shares will be acquired pursuant to the Scheme and Exel Shareholders will, subject to the Mix and Match Facility and the Loan Note Alternative, receive a payment of 900 pence in cash and 0.25427 of a New Deutsche Post Share for every Exel Share.

Exel will prepare the Scheme Document to be distributed to Exel Shareholders. Deutsche Post and Exel urge Exel Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Offer. Exel Shareholders may obtain a free copy of the Scheme Document, when it becomes available, from any of Morgan Stanley, Merrill Lynch and UBS Investment Bank.

Any response in relation to the Offer should be made only on the basis of the information contained in the Scheme Document or any document by which the Takeover Offer is made.

If the Offer is carried out by way of the Takeover Offer, it will not be made, directly or indirectly, in or into Canada, Australia or Japan and will not be capable of acceptance from or within Canada, Australia or Japan. Accordingly, copies of this announcement and all documents relating to the Takeover Offer will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Canada, Australia or Japan. If the Offer is carried out by way of the Takeover Offer, the New Deutsche Post Shares and Loan Notes to be issued in connection with such Takeover Offer will not be registered under the Securities Act or under the securities laws of any state, district or jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States, other than pursuant to an exemption from any such registration requirements. Deutsche Post does not intend to register any such offer or any part thereof in the United States or to conduct a public offering of the New Deutsche Post Shares or the Loan Notes in the United States.

Persons receiving copies of this announcement or any other documents relating to the Offer or any Takeover Offer (including, without limitation, nominees, trustees and custodians) should observe these restrictions and must not mail or otherwise forward, distribute or send such documents in, into or from Canada, Australia, Japan or the United States in violation of these restrictions and applicable laws. Doing so could, among other things, invalidate any related purported acceptance of the Takeover Offer. The Takeover Offer would be made in accordance with the requirements of the Code.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Code, any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of Deutsche Post or Exel, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Deutsche Post or Exel is required to disclose, by not later than 12.00 noon (London time) on the business day following the date of the relevant transaction, dealings in such securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the Scheme becomes effective or is withdrawn (or, if applicable, the Takeover Offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn).

Under the provisions of Rule 8.1 of the Code, all dealings in relevant securities of Deutsche Post or Exel by Exel or Deutsche Post or by any of their respective "associates" (within the meaning of the Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7638 0129; fax +44 (0) 20 7236 7013.

Forward Looking Statements

Cautionary Statement Regarding Forward Looking Statements: This announcement contains statements about Deutsche Post and Exel that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words 'targets', 'plans', 'believes', 'expects', 'aims', 'intends', 'will', 'may', 'anticipates', 'estimates', 'projects' or words or terms of similar substance or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Deutsche Post's or Exel's operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on Deutsche Post's or Exel's business.

These forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Deutsche Post or of Exel. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Deutsche Post or Exel or any of their members or any persons acting on their behalf are expressly qualified in their entirety by the Cautionary Statement above. All forward-looking statements included in this announcement are based on information available to us on the date hereof. Investors should not place undue reliance on such forward-looking statements, and neither Deutsche Post nor Exel undertakes any obligation to publicly update or revise any forward-looking statements.

Not for release, publication or distribution, in whole or in part, in, into or from Canada, Australia or Japan

19 September 2005

RECOMMENDED OFFER FOR EXEL BY DEUTSCHE POST

1) Introduction

The Boards of Deutsche Post and Exel are pleased to announce the terms of a recommended Offer under which Deutsche Post will acquire the entire issued and to be issued share capital of Exel. It is intended that the Offer be implemented by way of a scheme of arrangement under section 425 of the Companies Act (the "Scheme"). It is expected that the Scheme Document will be posted in the second half of October 2005 and that the Scheme will become effective in the first half of December 2005, subject to the satisfaction of all relevant conditions.

Based on the Closing Price of a Deutsche Post Share on the last trading day prior to this announcement, 16 September 2005, of €19.98 and the ECB Fixing Rate on 16 September 2005 of €1.4782/£1.00, the Offer values each Exel share at 1244 pence. On this basis, the Offer values the issued and to be issued share capital of the Company at approximately £3.7 billion (net of option proceeds), and implies an enterprise value for the Company of approximately £4.1 billion, including net debt of approximately £388.6 million (including pensions and minority interests) as at 30 June 2005.

Morgan Stanley is advising Deutsche Post in relation to the Offer. Merrill Lynch and UBS Investment Bank are advising Exel in relation to the Offer. UBS Investment Bank and JPMorgan Cazenove are acting as joint corporate brokers to Exel in relation to the Offer.

2) The Offer

Under the terms of the Offer, Exel Shareholders will be entitled to receive:

for each Exel Share	900 pence in cash; and
	0.25427 of a New Deutsche Post Share (equivalent to 344 pence based on a closing price of €19.98 for each Deutsche Post Share as at 16 September 2005, the last trading day prior to this announcement),
	and so in proportion for any other number of Exel Shares.

The terms of the Offer represent:

- A premium of approximately 48 per cent. to the Closing Price of 838.5 pence for each Exel Share on 7 July 2005 (being the last business day prior to the recent speculation regarding a potential offer for the Company);

- A premium of approximately 24 per cent. to the Closing Price of 1005 pence for each Exel Share on 31 August 2005 (being the last business day prior to the announcement by Exel that it had received an approach from Deutsche Post regarding a possible offer for Exel); and

- A multiple of 26.6 times earnings per share of 46.8 pence per Exel Share for the 12 months to 31 December 2004 (including net return on pension schemes).(1)

In addition, Exel Shareholders will be entitled to receive and retain the Interim Dividend of 10 pence per Exel Share in respect of the six months ended 30 June 2005 which was resolved to be paid by the directors of Exel on 27 July 2005 and will be paid on 3 October 2005 to Exel Shareholders on the Exel shareholder register as at the close of business on 9 September 2005.

Fractions of New Deutsche Post Shares will not be allotted and will be aggregated and sold in the market after the Effective Date. The net proceeds of such sale shall be paid in cash to the Exel Shareholders entitled thereto in accordance with their fractional entitlements.

Note:

(1) For the purposes of calculating earnings per share, underlying profit is reported before amortisation of intangible assets arising on acquisitions, impairment of goodwill, exceptional items and related tax, where applicable.

3) Mix and Match Facility

In total, up to approximately 79 million New Deutsche Post Shares are expected to be issued to Exel Shareholders in connection with the Offer (assuming full exercise of options under the Exel Share Schemes). The New Deutsche Post Shares to be issued are expected to represent approximately 7 per cent. of the enlarged issued share capital of Deutsche Post immediately following the Scheme becoming effective.

Under the terms of the Offer, Exel Shareholders (other than certain Overseas Shareholders) may elect to vary the proportions of New Deutsche Post Shares and cash consideration they receive in respect of their holdings of Exel Shares, via a mix and match facility (the "Mix and Match Facility"), subject to off-setting elections being made by other Exel Shareholders. To the extent that elections cannot be satisfied in full, they will be scaled down on a pro rata basis. As a result, Exel Shareholders who make a valid election under the Mix and Match Facility will not necessarily know the exact number of New Deutsche Post Shares or the amount of cash they will receive until settlement of the consideration under the Offer. Elections under the Mix and Match Facility will not affect the entitlements of those Exel Shareholders who do not make any such elections.

Further information on the Mix and Match Facility will be included in the Scheme Document and Form of Election.

4) Loan Note Alternative

As an alternative to some or all of the cash consideration which would otherwise be receivable under the Offer, Exel Shareholders (other than certain Overseas Shareholders) will be able to elect to receive Loan Notes to be issued by Deutsche Post on the following basis:

for every £1 of cash consideration	£1 nominal value of Loan Notes

Further details of the Loan Note Alternative are included in Appendix II of this Announcement and full details will be included in the Scheme Document.

5) Free Dealing Facility

Subject to certain legal and regulatory considerations and to the agreement of the Panel, Deutsche Post has agreed to offer a free dealing facility to Exel Shareholders who own not more than 5,000 Exel Shares under which the New Deutsche Post Shares to which such shareholders become entitled under the Offer may be sold for their benefit at no cost. Details of such facility will be included in the Scheme Document.

6) Recommendation and Undertakings to Vote in Favour of the Offer

The Board of Exel, which has been so advised by Merrill Lynch and UBS Investment Bank, considers the terms of the Offer to be fair and reasonable. In providing advice to the Board of Exel, Merrill Lynch and UBS Investment Bank have taken into account the commercial assessments of the directors of Exel. Accordingly, the Board of Exel intends unanimously to recommend Exel Shareholders to vote in favour of the Scheme. Deutsche Post has received irrevocable undertakings to vote in favour of the Scheme from those directors of Exel who are Exel Shareholders in respect of their own (and certain of their close family members') beneficial shareholdings of 387,678 Exel Shares, representing, in aggregate, approximately 0.13 per cent. of the existing issued ordinary share capital of Exel.

7) Overview of Exel

Exel, headquartered in Bracknell, in the UK, provides an integrated range of supply chain solutions from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support. With approximately 111,000 employees in over 135 countries worldwide, Exel provides solutions to a wide range of manufacturing, retail and consumer industries, supported by highly skilled people and leading-edge technology. For the last twelve months to 30 June 2005, Exel reported turnover of approximately £7.2 billion. Its products and services can be split into two main businesses:

- Contract logistics (61% of 2004 turnover): Contract Logistics is the process of outsourcing the management of a customer's warehousing and flow of goods or components, usually under a long term contract.

- Freight management (39% of 2004 turnover): Exel does not own any aircraft or ships, but is a world leader in the co-ordination and movement of air and sea freight. Freight management is the movement of customers' products, using the most efficient mode of transport, whether air, sea, rail or road, whilst meeting customers' expectations on delivery time and cost.

For the financial year ended 31 December 2004, Exel reported turnover of £6.1 billion, underlying earnings of £138.1 million and had net assets of £772 million. For the six month period ended 30 June 2005, Exel reported turnover of £3.6 billion, underlying earnings of £72.4 million and had net assets of £862 million.

8) Overview of Deutsche Post and Rationale for the Offer

Overview of Deutsche Post

Deutsche Post is the largest postal operator in Europe and one of the world's leading logistics companies, offering a comprehensive portfolio of distribution and logistics services on a one-stop-shopping basis under the Deutsche Post / DHL brand names. The Deutsche Post Group also includes an interest in Deutsche Postbank, one of the largest retail banks in Germany, which offers a wide range of standardised financial services to over 12 million customers (as of 30 June 2005). For the twelve months ended 31 December 2004, Deutsche Post revenues amounted to €43,168 million (£29,295 million). Deutsche Post has a current market capitalisation of approximately €22.3 billion (based on the Closing Price of €19.98 for each Deutsche Post Share on 16 September 2005) and is a member of Germany's DAX 30 Index (which includes the largest, publicly-owned companies in Germany).

During the past 15 years, Deutsche Post has transformed its business from a government-managed agency into a multinational group by means of a strategic restructuring and numerous acquisitions. Deutsche Post's stated vision is to become the leading global logistics company.

Deutsche Post's activities are organised into the following corporate divisions:

- *MAIL (29% of 2004 external revenues):* The Mail division offers a comprehensive portfolio of products and services for paper-based communication. The domestic activities of this division include: Mail Communication (mail products for business and private customers), Direct Marketing (support to business customers through direct marketing products such as addressed advertising mailings); Press Distribution (distribution and delivery of newspapers and magazines); and Value-Added-Services (address and document management services, mass printing of mailings, mail processing, operation of corporate mail rooms as well as call centres and customer communication services). The international mail activities of Deutsche Post are included in the "Mail International Business Division".

- *EXPRESS (40% of 2004 external revenues):* The Express division offers domestic and international courier, parcel and express delivery services (DHL Express) and ground transportation services (road-/rail-based) throughout Europe (DHL Freight).

- *LOGISTICS (15% of 2004 external revenues):* The Logistics division offers a wide spectrum of domestic and international logistics services under the "DHL" brand name. This division comprises the DHL Danzas Air & Ocean and the DHL Solutions segments. DHL Danzas Air & Ocean offers worldwide freight forwarding services (organization and management of air and ocean freight transportation), as well as project logistics and transportation related value-added services. DHL Solutions provides contract logistics services, developing and implementing customized and comprehensive logistics solutions for companies.

- *FINANCIAL SERVICES (16% of 2004 external revenues):* The Financial Services division encompasses the business activities of Deutsche Postbank, one of Germany's largest retail banks, which offers a broad range of largely standardized banking and other financial services to private, business and corporate customers. In addition, Deutsche Postbank offers payment transaction services. Deutsche Postbank is publicly-listed and is 66.7% owned by Deutsche Post (50% plus one share if Deutsche Postbank shares deliverable under an exchangeable bond issued by Deutsche Post are excluded).

The Board of Deutsche Post believes that it has been successful in delivering growth in sales, profits and shareholder value due in large measure to its corporate strategy in Logistics, which is based upon the following facets:

- *Internationalisation.* Building on the strong base of its German mail and parcel business, Deutsche Post has expanded into new markets, currently operating in over 220 countries and territories worldwide. Deutsche Post levers its international reach and local knowledge to address the needs of its customers in the global marketplace.

- *Reinforcing the Networks.* To help customers enter the world's new and developing markets, Deutsche Post has increased its international reach in the express and logistics business. The ongoing process of group-wide integration is continuously modernising Deutsche Post's transportation networks, achieving economies of scale and consistently delivering better quality services at lower costs.

- *Expansion of Outsourcing Solutions.* Deutsche Post continues to leverage its industry-specific knowledge of supply chains to anticipate outsourcing trends. Deutsche Post has focused on target industries and countries in which it believes that its integrated logistics platform can add value and help customers achieve their objectives.

- *Strengthening Information Technology.* Given the nature of Deutsche Post's business, a strong IT infrastructure is a key factor for success. With the September 2004 opening of a new regional data centre in Prague, Deutsche Post now has three centres in different time zones, enabling it to safeguard and

provide seamless technical support for its global business activities around the clock.

Rationale for Offer

Deutsche Post believes that the Offer for Exel has compelling strategic and financial logic for Deutsche Post. Deutsche Post also believes that the share element of the consideration enables Exel Shareholders to participate in the benefits of the combination of Deutsche Post and Exel, which include:

- Creation of a global market leader in contract logistics
  - Merging of complementary strengths: Exel's strong position in contract logistics in the UK and US with Deutsche Post's activities in Europe
- Creation of a global market leader in ocean/air freight forwarding
- Enhanced geographical footprint
  - Increased exposure to fast-growing regions
- Highly attractive financial profile: potential for strong cash flow generation through enhanced margins and realisation of significant synergies
  - Estimated annual pre-tax cost synergies of approximately €220 million by 2008[(1)]
  - Offer expected to be modestly earnings enhancing pre-restructuring costs in the first year[(2)]
  - Offer expected to be earnings enhancing in the second year[(2)]

Notes:

(1) The expected synergies have been calculated by Deutsche Post on the basis of the existing and projected cost and operating structures of the Deutsche Post Group and Deutsche Post's estimate of the existing and projected cost and operating structure of the Exel Group. These statements of estimated synergies relate to future actions and circumstances which, by their nature involve risks, uncertainties, contingencies and other factors. As a result, the synergies referred to may not be achieved, or those achieved may be materially different from those estimated.

(2) The statements that the Offer is expected to be modestly earnings enhancing for Deutsche Post pre-restructuring costs in the first year and earnings enhancing for Deutsche Post in the second year do not constitute a profit forecast and should not be interpreted to mean that earnings for those years or any subsequent financial period would necessarily be greater than those for any preceding financial period.

9) Financing

The cash consideration payable to Exel Shareholders under the terms of the Offer will be provided by Deutsche Post through its existing internal resources and committed credit facilities.

In connection with the Offer, Deutsche Post will issue up to approximately 79 million New Deutsche Post Shares to Exel Shareholders (assuming full exercise of options under the Exel Share Schemes). These shares are expected to represent approximately 7 per cent. of the enlarged share capital of Deutsche Post. The Offer will be conditional on all necessary steps having been taken to ensure that the New Deutsche Post Shares are admitted to trading on the Frankfurt Stock Exchange. The issuance of New Deutsche Post Shares will be undertaken in accordance with Deutsche Post's existing capital authorisation. The issuance and the Offer do not require Deutsche Post shareholder approval.

10) Management and Employees

Deutsche Post views the management and employees of Exel as an important resource, critical to the success of the combined group. Deutsche Post plans to work with Exel management to further develop the business and integrate it into the enlarged Deutsche Post Group.

Deutsche Post has given the Board of Exel assurances that, following the Scheme becoming effective (or, if relevant, the Takeover Offer becoming unconditional in all respects), the existing employment rights, including pension rights, of all employees of the Exel Group will be fully safeguarded.

Upon completion of the Offer, Deutsche Post intends to appoint John Allan as head of the enlarged logistics business, comprising the combination of Deutsche Post's and Exel's existing logistics activities. Deutsche Post intends that John Allan will lead the integration process and the enlarged business will be headquartered in Bracknell, United Kingdom.

11) Exel Share Schemes

The Offer will accelerate the vesting of share options and incentive awards granted under the Exel Share Schemes. Participants in the Exel Share Schemes will be contacted in due course regarding arrangements for the exercise of their options and the vesting of incentive awards.

12) Implementation Agreement and Inducement Fee

Exel and Deutsche Post have entered into the Implementation Agreement which provides, *inter alia*, for the implementation of the Scheme (or, if applicable, the Takeover Offer) and contains certain assurances and confirmations between the parties, including to implement the Scheme on a timely basis in accordance with an agreed timetable, regarding the satisfaction of certain conditions to the Offer and regarding the conduct of the business of the Exel Group in the ordinary course pending completion of the Offer. Under the terms of the Implementation Agreement, Deutsche Post has retained the right to effect the Offer by way of a takeover offer for Exel.

In the Implementation Agreement, Exel has agreed to certain non-solicitation commitments with Deutsche Post binding upon Exel and its Group.

Exel has agreed to pay Deutsche Post an inducement fee of £37.4 million (subject to any adjustments for VAT) if:

- the directors of Exel do not unanimously, without qualification, recommend Exel Shareholders to vote in favour of the Scheme (or if applicable to accept the Takeover Offer) or they (or any committee of the directors of Exel) at any time withdraw or adversely modify or qualify their recommendation to vote in favour of the Scheme (or if applicable to accept the Takeover Offer); or
- after approval of the Scheme by Exel Shareholders but before the grant of the Court Order, the directors of Exel decide not to proceed with the Scheme; or
- a third party offer, or a proposal by the Company involving a change of control (other than the Offer) or a disposal of a material part of the Group's business, is announced

prior to the Offer lapsing or being withdrawn, and that third party offer subsequently becomes wholly unconditional or is completed,

provided that no such payment will be required if, at such time as the inducement fee would otherwise be payable, the closing price of Deutsche Post Shares has fallen by 30 or more percentage points against the closing price of Deutsche Post Shares of €19.98 on 16 September 2005, the last business day prior to this announcement (unless the FTSE All Share Index has also fallen over such period, in which case the fall in the closing price of Deutsche Post Shares must exceed the fall in the FTSE All Share Index by 30 or more whole percentage points).

Deutsche Post has agreed to pay Exel an inducement fee of £37.4 million (subject to any adjustments for VAT) if the Scheme does not become effective or, if applicable, the Takeover Offer does not become wholly unconditional, in each case by reason of certain regulatory conditions not being satisfied or waived by Deutsche Post.

The Implementation Agreement shall, save in respect of its inducement fee provisions and any other accrued rights thereunder, terminate in certain circumstances, including:

- by notice from Deutsche Post following a material breach of the obligations of Exel as to the conduct of its business and non-solicitation commitments as referred to above; or
- by notice from one party to the other, if the recommendation of the directors of Exel is not given or is withdrawn, modified or qualified at any time prior to the Court Meeting or if the directors of Exel decide, after the Court Meeting, not to proceed with the Scheme.

13) Scheme of Arrangement

Under the Scheme, each Exel Share will be cancelled and new shares in Exel will be issued fully paid to Deutsche Post. Exel Shareholders will be entitled to receive consideration under the terms of the Offer as outlined in paragraphs 2 to 4 above. Upon the Scheme becoming effective, Exel will become a wholly-owned subsidiary of Deutsche Post.

The Scheme will be subject to the Conditions and further terms and conditions to be set out in the Scheme Document and Form of Election, including the sanction of the Scheme by the Court, the satisfaction of certain regulatory conditions and admission to trading of the New Deutsche Post Shares.

To become effective, the Scheme requires, amongst other things, the approval of a majority in number of Exel Shareholders representing three fourths or more in value of Exel Shares (or the relevant class or classes thereof) entitled to vote, either in person or by proxy, at the Court Meeting, together with the sanction of the Court and the passing of the resolutions necessary to implement the Scheme at the Exel Extraordinary General Meeting.

The Scheme will become effective upon, amongst other things, delivery to the Registrar of Companies in England and Wales of a copy of the order of the Court sanctioning the Scheme and the registration of such order. Upon the Scheme becoming effective, it will be binding on all Exel Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the Exel Extraordinary General Meeting.

14) Settlement, Listing and Delisting

Application will be made to the Frankfurt Stock Exchange and other German stock exchanges for the New Deutsche Post Shares to be admitted to trading on all German stock exchanges. It is expected that such admission will become effective shortly after the Effective Date.

A request will be made to the UK Listing Authority to cancel the listing of the Exel Shares on the Official List and to the London Stock Exchange to cancel the admission to trading of the Exel Shares on the London Stock Exchange's main market for listed securities. It is intended that Exel Shares will be delisted on the Effective Date.

Further details on listing, delisting and settlement will be contained in the Scheme Document.

15) Disclosure of Interests in Exel

As at the close of business on 15 September 2005, Morgan Stanley and its affiliates, who are acting in concert with Deutsche Post, held 4,396,355 Exel Shares.

Save as set out in the paragraph above and also the irrevocable undertakings referred to in paragraph 6 above, neither Deutsche Post nor any of their respective directors, nor so far as the directors of Deutsche Post are aware, any person acting in concert with Deutsche Post for the purposes of the Offer, owns or controls or holds an option to purchase, or has any arrangement in relation to Exel Shares or securities convertible or exchangeable into Exel Shares or options (including traded options) in respect of, or has entered into any derivative referenced to, any such shares. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to Exel Shares which may be an inducement to deal or refrain from dealing in such shares. In view of the requirement for confidentiality, Deutsche Post has not made any enquiries in respect of certain parties who may be deemed by the Panel to be acting in concert with it for the purposes of the Offer.

16) Overseas Shareholders

The availability of the New Deutsche Post Shares under the terms of the Scheme (or, if the Offer is implemented by way of the Takeover Offer, of the Takeover Offer) to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements. Further details in relation to overseas shareholders will be contained in the Scheme Document.

17) Taxation

UK taxation of chargeable gains

It is intended that Exel Shareholders should be able to treat the New Deutsche Post Shares, and individual Exel Shareholders should also be able to treat any Loan Notes, as the same asset as the Exel Shares from which they are derived for the purposes of UK capital gains tax or corporation tax on chargeable gains. An application will be made to HM Revenue & Customs

for clearance under section 138 of the Taxation of Chargeable Gains Act 1992, although the Scheme is not conditional upon such clearance being obtained.

Taxation of Deutsche Post dividends

Under German tax law, Deutsche Post will generally be required to withhold tax at a rate of 21.1% (including a solidarity surcharge of 5.5%) upon the distribution of dividends. For dividend distributions to shareholders of Deutsche Post resident outside Germany the withholding tax rate may be reduced in certain circumstances. In such circumstances the withholding tax is reduced by refunding to such shareholders not resident in Germany the difference between the total amount withheld, including solidarity surcharge, and the maximum amount permitted to be withheld under the applicable double taxation treaty (generally 15% in the case of the treaty between Germany and the UK) upon application to the German tax authority.

Holders of New Deutsche Post Shares who are resident for tax purposes in the UK will, in general, be subject to UK income tax or corporation tax on the gross amount of dividends paid on the New Deutsche Post Shares, rather than on the amount actually received net of any German withholding tax. Credit will generally be available for some or all of the German tax withheld from the dividends for which no refund is available.

Further details of the taxation consequences of the Scheme and of holding New Deutsche Post Shares will be set out in the Scheme Document.

18) General

The Scheme Document, Form of Proxy and Form of Election are expected to be posted to Exel Shareholders and, for information only, to participants in the Exel Share Schemes in the second half of October 2005. The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting(s) and the Exel Extraordinary General Meeting and the expected timetable, and will specify the necessary action to be taken by Exel Shareholders. It is expected that the Court Meeting(s) and the Exel Extraordinary General Meeting will take place in November and that the Scheme will become effective in the first half of December.

Enquiries:

Deutsche Post Tel: +49 228 1820
Martin Ziegenbalg
Manfred Harnischfeger
Martin Dopychai

Exel Tel: +44 1344 744 409
Duncan Magrath

Morgan Stanley & Co. Limited Tel: +44 207 425 5000
(Financial adviser to Deutsche Post)
Brian Magnus
Bradford Gibbs

M: Communications Tel: +44 207 153 1530
(Public relations adviser to Deutsche Post)
Hugh Morrison

Merrill Lynch Tel: +44 207 628 1000
(Financial adviser to Exel)
Bob Wigley
Justin Anstee

UBS Investment Bank Tel: +44 207 568 1000
(Financial adviser to Exel)
Melanie Gee
Tom Cooper
(Joint corporate broker to Exel)
Tim Waddell
James Archer

JPMorgan Cazenove Tel: +44 207 588 2828
(Joint corporate broker to Exel)
Michael Wentworth-Stanley
Malcolm Moir

Maitland Consultancy Tel: +44 207 379 5151
(Public relations adviser to Exel)
Angus Maitland
Brian Hudspith

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for Deutsche Post in connection with the Offer and no one else and will not be responsible to anyone other than Deutsche Post for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Merrill Lynch International ("Merrill Lynch") and UBS Investment Bank are acting for Exel in connection with the Offer and no one else and will not be responsible to anyone other than Exel for providing the protections afforded to clients of Merrill Lynch or UBS Investment Bank or for providing advice in relation to the Offer or any other matters referred to in this announcement.

JPMorgan Cazenove is acting as joint corporate broker to Exel in connection with the Offer and no one else and will not be responsible to anyone other than Exel for providing the protections

afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Offer or any other matters referred to in this announcement.

The availability of the New Deutsche Post Shares, the Loan Notes and the Mix and Match Facility under the terms of the Scheme (or, if the Offer is implemented by way of the Takeover Offer, of the Takeover Offer) to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor shall there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law. The New Deutsche Post Shares and Loan Notes to be issued to Exel Shareholders under the Offer have not been, and will not be, registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the registration of New Deutsche Post Shares or Loan Notes have been, or will be, applied for in any jurisdiction. It is expected that the New Deutsche Post Shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, Exel Shareholders who are or will be deemed to be 'affiliates' of Exel or Deutsche Post prior to, or of Deutsche Post after, the Effective Date will be subject to certain transfer restrictions relating to the New Deutsche Post Shares received in connection with the Offer.

Whether or not an Exel Shareholder's Exel Shares are voted at any Court Meeting or the Extraordinary General Meeting, if the Scheme becomes effective, those Exel Shares will be acquired pursuant to the Scheme and Exel Shareholders will, subject to the Mix and Match Facility and the Loan Note Alternative, receive a payment of 900 pence in cash and 0.25427 of a New Deutsche Post Share for every Exel Share.

Exel will prepare the Scheme Document to be distributed to Exel Shareholders. Deutsche Post and Exel urge Exel Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Offer. Exel Shareholders may obtain a free copy of the Scheme Document, when it becomes available, from any of Morgan Stanley, Merrill Lynch and UBS Investment Bank.

Any response in relation to the Offer should be made only on the basis of the information contained in the Scheme Document or any document by which the Takeover Offer is made.

If the Offer is carried out by way of a takeover offer ("Takeover Offer"), the Takeover Offer will not be made, directly or indirectly, in or into Canada, Australia or Japan and will not be capable of acceptance from or within Canada, Australia or Japan. Accordingly, copies of this announcement and all documents relating to the Takeover Offer will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Canada, Australia or Japan. If the Offer is carried out by way of a Takeover Offer, the New Deutsche Post Shares and Loan Notes to be issued in connection with such Takeover Offer will not be registered under the Securities Act or under the securities laws of any state, district or jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States, other than pursuant to an exemption from any such registration requirements. Deutsche Post does not

intend to register any such offer or any part thereof in the United States or to conduct a public offering of the New Deutsche Post Shares or the Loan Notes in the United States.

Persons receiving copies of this announcement or any other documents relating to the Offer or any Takeover Offer (including, without limitation, nominees, trustees and custodians) should observe these restrictions and must not mail or otherwise forward, distribute or send such documents in, into or from Canada, Australia, Japan or the United States in violation of these restrictions and applicable laws. Doing so could, among other things, invalidate any related purported acceptance of the Takeover Offer. The Takeover Offer would be made in accordance with the requirements of the Code.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Code, any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of Deutsche Post or Exel, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Deutsche Post or Exel is required to disclose, by not later than 12.00 noon (London time) on the business day following the date of the relevant transaction, dealings in such securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the Scheme becomes effective or is withdrawn (or, if applicable, the Takeover Offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn).

Under the provisions of Rule 8.1 of the Code, all dealings in relevant securities of Deutsche Post or Exel by Exel or Deutsche Post or by any of their respective "associates" (within the meaning of the Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7638 0129; fax +44 (0) 20 7236 7013.

Forward Looking Statements

Cautionary Statement Regarding Forward Looking Statements: This announcement contains statements about Deutsche Post and Exel that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words 'targets', 'plans', 'believes', 'expects', 'aims', 'intends', 'will', 'may', 'anticipates', 'estimates', 'projects' or words or terms of similar substance or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Deutsche Post's or Exel's operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation Deutsche Post's or Exel's business.

These forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Deutsche Post or of the Company. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to the Company or Deutsche Post or any of their members or any persons acting on their behalf are expressly qualified in their entirety by the Cautionary Statement above. All forward-looking statements included in this announcement are based on information available to us on the date hereof. Investors should not place undue reliance on such forward-looking statements, and we undertake no obligation to publicly update or revise any forward-looking statements.

Appendix I

Conditions and certain further terms of the Offer

1. Conditions of the Scheme

The Offer will be conditional upon the Scheme becoming unconditional and becoming effective, by not later than 15 March 2006 or such later date (if any) as Deutsche Post and Exel and the Court may agree. The Scheme will comply with the rules and regulations of the Financial Services Authority, the London Stock Exchange, the Code, applicable US securities laws and applicable German laws and regulations. The Scheme will be conditional upon:

(a) the approval of the Scheme by a majority in number representing three-fourths or more in value of the Exel Shareholders present and voting, either in person or by proxy, at the Court Meeting, or at any adjournment thereof;

(b) the resolution(s) in connection with or required to approve and implement the Scheme being duly passed by the requisite majority at the Extraordinary General Meeting, or at any adjournment thereof;

(c) the sanction (with or without modification, on terms acceptable to Deutsche Post) of the Scheme and confirmation of the reduction of capital involved therein by the Court and an office copy of the Court Order and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies in England and Wales and, in relation to the reduction of capital, being registered; and

(d) the filing of an application for the listing of the New Deutsche Post Shares on the Official Market of the Frankfurt Stock Exchange, publication of such application by the Board of Admission of such exchange and compliance with all other requirements by Deutsche Post under the listing rules of such exchange to ensure that upon the issuance of the New Deutsche Post Shares such exchange will admit the New Deutsche Post Shares to trading.

2. Conditions of the Offer

Exel and Deutsche Post have agreed that the Offer will be conditional upon the following matters, and, accordingly, the necessary actions to make the Offer effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied or waived:

(a) insofar as the Acquisition constitutes a concentration with a Community dimension within the scope of Council Regulation (EC) 139/2004 (the "Merger Regulation"):

   (i) the European Commission having issued a decision indicating, on terms satisfactory to Deutsche Post, that it does not intend to initiate proceedings under Article 6(1)(c) of the Merger Regulation in respect of the proposed acquisition of Exel by Deutsche Post (or any part thereof), or a decision being deemed to have been taken under Article 10(6) of the Merger Regulation;

(ii) in the event that a request has been made by one or more Member States under Article 9(2) of the Merger Regulation and/or one or more Parties to the Agreement on the European Economic Area (the "EEA Agreement") with regard to Article 6(1) of Protocol 24 of the EEA Agreement:

(A) the European Commission having confirmed in writing, in terms satisfactory to Deutsche Post, that it does not intend to refer the proposed acquisition of Exel by Deutsche Post (or any part thereof), to a competent authority of any such Member State or Party to the EEA Agreement in accordance with Article 9(3) of the Merger Regulation or Article 6(1) of Protocol 24 to the EEA Agreement, as the case may be; or

(B) the competent authority of any such Member State or Party having confirmed in writing, on terms satisfactory to Deutsche Post, that it does not oppose the proposed acquisition of Exel by Deutsche Post (or any part thereof) under the applicable national laws; and

(iii) no indication having been made that a Member State and/or Party to the EEA Agreement may take appropriate measures to protect legitimate interests pursuant to Article 21(4) of the Merger Regulation (or Article 7(1) of the EEA Agreement, as the case may be) in respect of the proposed acquisition of Exel by Deutsche Post or any aspect of such acquisition;

(b) all required filings having been made under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the rules and regulations thereunder and all applicable waiting periods with respect thereto having expired or been terminated as appropriate, in each case in respect of the Offer;

(c) the Competition Commissioner having issued an advance ruling certificate in accordance with section 102 of the Canadian Competition Act 1985 (as amended) (the "Competition Act") or the Competition Commissioner having confirmed in writing that she has no intention to file an application under Part VIII of the Competition Act in connection with the proposed acquisition of the Company by Deutsche Post, and any terms and conditions attached to such advice being acceptable to Deutsche Post;

(d) save as fairly disclosed in writing by or on behalf of Exel to Deutsche Post or publicly announced by Exel in accordance with the Listing Rules in each case prior to the date hereof, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider Exel Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Offer or the proposed acquisition of any shares or other securities in Exel or because of a change in the control or management of Exel or otherwise, would or might reasonably be expected to result in, to an extent which is material in the context of the wider Exel Group taken as a whole:

(i) any monies borrowed by or any other indebtedness (actual or contingent) of, or grant available to, any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated

maturity date or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii) any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken or arising thereunder;

(iii) any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged other than in the ordinary course of trading;

(iv) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

(v) the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(vi) the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;

(vii) any such member ceasing to be able to carry on business under any name under which it presently does so; or

(viii) the creation of any liability, actual or contingent, by any such member,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider Exel Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (d) to an extent which is material in the context of the wider Exel Group as a whole;

(e) no government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction (each a "Third Party") having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which would or is likely to:

(i) require, prevent or delay the divestiture, or alter the terms envisaged for any proposed divestiture by any member of the wider Deutsche Post Group or any member of the wider Exel Group of all or any portion of their respective

businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof which, in any such case, is material in the context of the wider Deutsche Post Group or the wider Exel Group in either case taken as a whole;

(ii) require, prevent or delay the divestiture by any member of the wider Deutsche Post Group of any shares or other securities in Exel;

(iii) impose any material limitation on, or result in a material delay in, the ability of any member of the wider Deutsche Post Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the wider Exel Group or the wider Deutsche Post Group or to exercise management control over any such member;

(iv) otherwise adversely affect the business, assets, profits or prospects of any member of the wider Deutsche Post Group or of any member of the wider Exel Group to an extent which is material in the context of the wider Deutsche Post Group or of the wider Exel Group taken as a whole (as the case may be);

(v) make the Offer or its implementation or the acquisition or proposed acquisition by Deutsche Post or any member of the wider Deutsche Post Group of any shares or other securities in, or control of, Exel void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith;

(vi) require any member of the wider Deutsche Post Group or the wider Exel Group to acquire or offer to acquire any shares or other securities (or the equivalent) or interest in any member of the wider Exel Group or the wider Deutsche Post Group owned by any third party (other than in the implementation of the Offer);

(vii) impose any limitation on the ability of any member of the wider Exel Group to co-ordinate its business, or any part of it, with the businesses of any other member of the wider Exel Group which in any such case is material and adverse in the context of the wider Exel Group taken as a whole; or

(viii) result in any member of the wider Exel Group ceasing to be able to carry on business under any name under which it presently does so which in any such case is material in the context of the wider Exel Group taken as a whole,

and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Offer or the acquisition or proposed acquisition of any Exel Shares having expired, lapsed or been terminated;

(f) all necessary filings or applications having been made in connection with the Offer and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Offer or the acquisition by any member of the wider Deutsche Post Group of any shares or other securities in, or control of, Exel and all authorisations, orders, recognition, grants, consents, licences, confirmations, clearances, permissions and approvals reasonably deemed necessary or appropriate by Deutsche Post or any member of the wider Deutsche Post Group in respect of the Offer or the proposed acquisition of any shares or other securities in, or control of, Exel by any member of the wider Deutsche Post Group having been obtained in terms and in a form reasonably satisfactory to Deutsche Post from all appropriate Third Parties or persons with whom any member of the wider Exel Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all material authorisations, orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals reasonably deemed necessary or appropriate to carry on the business of any member of the wider Exel Group remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Scheme becomes effective and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

(g) except as publicly announced by Exel in accordance with the Listing Rules or fairly disclosed in writing by or on behalf of Exel to Deutsche Post in each case prior to the date hereof, no member of the wider Exel Group having, since 31 December 2004:

(i) save as between Exel and wholly-owned subsidiaries of Exel or for Exel Shares issued pursuant to the exercise of options granted under the Exel Share Schemes, issued, authorised or proposed the issue of additional shares of any class;

(ii) save as between Exel and wholly-owned subsidiaries of Exel or for the grant of options under the Exel Share Schemes, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(iii) other than to another member of the Exel Group, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

(iv) save for intra-Exel Group transactions and other than in the ordinary course of business, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest;

(v) save for intra-Exel Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital;

(vi) save for intra-Exel Group transactions, issued, authorised or proposed the issue of any debentures or, other than in the ordinary course of its business, incurred or increased any indebtedness or become subject to any contingent liability;

(vii) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(viii) implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement or entered into or changed the terms of any contract with any director or senior executive of Exel;

(ix) entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could be materially restrictive on the businesses of any member of the wider Exel Group or the wider Deutsche Post Group or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business and which is material in the context of the wider Exel Group taken as a whole;

(x) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

(xi) entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the wider Exel Group or the wider Deutsche Post Group other than to a nature and extent which is normal in the context of the business concerned;

(xii) waived or compromised any claim otherwise than of an amount in the ordinary course of business which is immaterial in the context of the business of the wider Exel Group taken as a whole; or

(xiii) entered into any contract, commitment, arrangement or agreement or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition,

and, for the purposes of paragraphs (iii), (iv), (v) and (vi) of this Condition, the term "Exel Group" shall mean Exel and its wholly-owned subsidiaries;

(h) since 31 December 2004 and save as disclosed in the accounts for the year then ended or in the interim results statement of Exel for the six months ended 30 June 2005 announced on 28 July 2005 and save as publicly announced in accordance with the Listing Rules by Exel prior to the date hereof and save as fairly disclosed in writing by or on behalf of Exel to Deutsche Post prior to the date hereof:

(i) no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of the wider Exel Group taken as a whole to the extent material to the wider Exel Group taken as a whole;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider Exel Group is a party (whether as a plaintiff, defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the wider Exel Group having been instituted, announced or threatened by or against or remaining outstanding in respect of any member of the wider Exel Group which in any such case might be reasonably expected adversely and materially to affect any member of the wider Exel Group;

(iii) no contingent or other liability in respect of any member of the wider Exel Group having arisen or having become apparent to Deutsche Post which is material in the context of the wider Exel Group taken as a whole; and

(iv) no steps having been taken which are likely to result in the withdrawal, cancellation, termination or material modification of any licence held by any member of the wider Exel Group which is material in the context of the wider Exel Group taken as a whole;

(i) except as fairly disclosed by or on behalf of Exel to Deutsche Post in writing or publicly announced in accordance with the Listing Rules in each case prior to the date hereof, Deutsche Post not having discovered:

(i) that any financial, business or other information concerning the wider Exel Group as contained in the information publicly disclosed at any time by or on behalf of any member of the wider Exel Group is materially misleading, contains a material misrepresentation of fact or omits to state a material fact necessary to make that information not misleading;

(ii) that any member of the wider Exel Group is subject to any material liability (contingent or otherwise) which is not disclosed in the annual report and accounts of Exel for the year ended 31 December 2004 or the interim results statement of the Exel Group announced on 28 July 2005 and which is material in the context of the Exel Group taken as a whole; or

(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the wider Exel Group and which is material in the context of the wider Exel Group taken as a whole; and

(j) save as fairly disclosed in writing by or on behalf of Exel to Deutsche Post or publicly announced in accordance with the Listing Rules in each case prior to the date hereof, in relation to any release, emission, discharge, disposal or other fact or circumstance which has or is likely to cause pollution of the environment or harm to human health, no past or present member of the wider Exel Group having, in any manner or to an extent which is material in the context of the wider Exel Group (i) committed any violation of any laws, statutes, ordinances or regulations of any Third Party and/or (ii) incurred any liability (whether actual or contingent) with respect thereto and which is material in the context of the wider Exel Group taken as a whole.

3 For the purposes of these Conditions the "wider Exel Group" means Exel and its subsidiary undertakings, associated undertakings and any other undertaking in which Exel and/or such undertakings (aggregating their interests) have a significant interest and the "wider Deutsche Post Group" means Deutsche Post and its subsidiary undertakings, associated undertakings and any other undertaking in which Deutsche Post and/or such undertakings (aggregating their interests) have a significant interest and for these purposes "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act, other than paragraph 20(1)(b) of Schedule 4A to that Act which shall be excluded for this purpose, and "significant interest" means a direct or indirect interest in ten per cent. or more of the equity share capital (as defined in the Act).

4 Deutsche Post reserves the right to waive, in whole or in part, all or any of the above Conditions, except Condition 1. Deutsche Post shall be under no obligation to waive or treat as satisfied any of such Conditions by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other Conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any such Conditions may not be capable of fulfilment.

5 Deutsche Post reserves the right to elect to implement the Offer by way of a takeover offer. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at ninety per cent. of the shares to which such offer relates), so far as applicable, as those which would apply to the Scheme.

6 If Deutsche Post is required by the Panel to make an offer for Exel Shares under the provisions of Rule 9 of the Code, Deutsche Post may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.

7 The Scheme will not proceed if the European Commission initiates proceedings under Article 6(1)(c) of the Regulation or the Offer is referred to the Competition Commission before the date of the Court Meeting.

8 The Exel Shares will be acquired pursuant to the Offer fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this announcement other than the Interim Dividend.

9 The Scheme will be governed by English law and be subject to the jurisdiction of the English courts, to the Conditions set out above and the further terms to be set out in the formal Scheme Document and Form of Election.

Appendix II

Particulars of the Loan Note Alternative

The Loan Note Alternative will be conditional upon the Scheme becoming effective in accordance with its terms or, if the Offer is implemented by way of the Takeover Offer, on the Takeover Offer becoming unconditional in all respects.

Save as stated below and subject to the terms which will be set out in the Scheme Document (or, if the Offer is implemented by way of a Takeover Offer, the document setting out the Takeover Offer), Exel Shareholders may elect to receive Loan Notes instead of the cash to which they would otherwise have been entitled under the terms of the Scheme on the basis of £1 in nominal amount of Loan Notes for every £1 in cash which they would otherwise have received.

The Loan Notes will be issued in integral multiplies of £1 and the balance of any entitlement that is not a whole multiple of £1 will be disregarded and not issued.

Unless Deutsche Post decides otherwise, no Loan Notes will be issued by Deutsche Post unless, on or before the deadline set in the Scheme Document for elections under the Loan Note Alternative, the aggregate nominal value of all Loan Notes to be issued as a result of valid elections for the Loan Note Alternative exceeds £5 million. If such aggregate is less than £5 million, any such election shall, unless Deutsche Post decides otherwise, be void and the relevant Exel Shareholders will receive the cash to which they were entitled absent their election under the Loan Note Alternative.

The Loan Notes, which will be governed by English law, will be unsecured obligations of Deutsche Post and will be structured as non-qualifying corporate bonds for UK tax purposes. The Loan Notes will bear interest (from the date of issue to the relevant holder of Loan Notes) payable every six months in arrears on 30 June and 31 December at a rate of one per cent. below LIBOR for six month sterling deposits determined on the first business day of each interest period. The first interest payment date will be 30 June 2006 in respect of the period up to and including that date. The Loan Notes will be redeemable for cash at the option of the holders, in part or in whole, on interest payment dates, commencing on 31 December 2006. The Loan Notes will be redeemable for cash at the option of Deutsche Post, in part or in whole, on interest payment dates, commencing on 31 December 2009 (or earlier, after 31 December 2006, if the aggregate nominal amount of Loan Notes outstanding falls below 10 per cent. of the nominal amount of the Loan Notes issued in connection with the Offer or £5 million, whichever is the lower). Any Loan Notes outstanding on 31 December 2012 will be redeemed (together with any accrued interest) on that date. The Loan Notes will not be transferable without the prior consent of Deutsche Post, and no application will be made for them to be listed on, or dealt on, any stock exchange or other trading facility.

All dates referred to in this Appendix II are based on the currently anticipated timetable for implementation of the Scheme and may be subject to change.

The Loan Notes to be issued to Exel Shareholders under the Offer have not been, and will not be, registered under the Securities Act or under the securities laws of any state, district or other

jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the registration of Loan Notes have been, or will be, applied for in any jurisdiction. Accordingly, the Loan Notes are not being offered in, and may not be transferred into, the United States, Canada, Australia or Japan or any other jurisdiction where the sale, issue or transfer of the Loan Notes would be a contravention of applicable law.

Appendix III

Sources and bases of information

(a) Share price and transaction terms-related information has been calculated using an exchange rate of €1.4782 to £1.00, being the ECB Fixing Rate on 16 September 2005 (as sourced from Bloomberg). 2004 financial information has been translated using the average ECB fixing rate for €/£ for the 12 months ended December 31, 2004 of €1.4736 to £1.00 (as sourced from Bloomberg).

(b) Financial information relating to Exel has been extracted or provided, without material adjustment, from the unaudited interim financial statements for the six months ended 30 June 2005.

(c) Financial information relating to Deutsche Post has been extracted or provided, without material adjustment, from the unaudited interim financial statements for the six months ended 30 June 2005 or from the audited financial statements for the twelve months ended 31 December 2004.

(d) As at the close of business on 16 September 2005, Exel had in issue 292,856,579 ordinary shares of $27^{7/9}$ pence each.

(e) As at the close of business on 16 September 2005, Deutsche Post had in issue 1,116,988,538 no par value registered shares (ordinary shares), each individual share having a notional share of €1 in the share capital.

Appendix IV

Definitions

The following definitions apply throughout this announcement unless the context otherwise requires:

"Act" or "Companies Act"	the Companies Act 1985, as amended
"Australia"	the Commonwealth of Australia, its states, territories and possessions and all areas subject to its jurisdiction or any subdivision thereof
"Board of Exel"	the board of directors of Exel as at the date of this announcement
"Board of Deutsche Post"	the board of management of Deutsche Post as at the date of this announcement
"business day"	any day, other than a Saturday, Sunday or public or bank holiday, on which banks are generally open for business in the City of London
"Canada"	Canada, its provinces, territories and all areas subject to its jurisdiction and any political sub-division thereof
"Closing Price"	in respect of Exel, the closing-middle-market price as derived from the Daily Official List of the London Stock Exchange and in respect of Deutsche Post, the volume weighted average price, in each case, as at the date stated
"Code"	the City Code on Takeovers and Mergers
"Conditions"	the conditions to the implementation of the Offer set out in Appendix I of this announcement and "Condition" means any one of them
"Court"	the High Court of Justice in England and Wales
"Court Meeting"	the meeting(s) of Exel Shareholders as may be convened pursuant to an order of

	the Court under section 425 of the Companies Act for the purposes of considering and, if thought fit, approving the Scheme (with or without amendment)
"Court Order"	the order(s) of the Court sanctioning the Scheme under section 425 of the Companies Act and confirming the reduction of capital provided for by the Scheme under section 137 of the Companies Act
"Deutsche Post"	Deutsche Post AG
"Deutsche Postbank"	Deutsche Postbank AG
"Deutsche Post Group"	Deutsche Post and its subsidiary undertakings and, where the context permits, each of them
"ECB Fixing Rate"	the rate displayed at Bloomberg function: ECB <GO> Select Euro Foreign Exchange Reference Rates <GO> Select GBP <GO> HP <GO>
"Effective Date"	the day on which the Scheme becomes effective in accordance with its terms
"Exel" or the "Company"	Exel plc
"Exel Group" or the "Group"	Exel and its subsidiary undertakings and, where the context permits, each of them
"Exel Shareholders" or "Shareholders"	holders of Exel Shares
"Exel Share Schemes"	Exel plc Executive Share Option Scheme 2001, Exel UK Executive Share Option Scheme, NFC Executive Share Option Scheme 1992, Exel Savings-Related Share Option Scheme 2002, Exel Savings Related Share Option Scheme 1992, Exel Long Term Incentive Plan 2005, Exel Long Term Incentive Plan, Exel Restricted Share Plan and Share Matching Plan 2005
"Exel Shares"	ordinary shares of $27^{7/9}$ pence each in the capital of Exel

"Extraordinary General Meeting"	the extraordinary general meeting of Exel Shareholders (and any adjournment thereof) to be convened in connection with the Offer
"Financial Services Authority" or "FSA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"Form of Election"	the form of election under which Exel Shareholders can elect for varying proportions of cash and New Deutsche Post Shares under the Mix and Match Facility and can elect for Loan Notes under the Loan Note Alternative
"Forms of Proxy"	the forms of proxy for use at the Court Meeting and Extraordinary General Meeting
"Free Dealing Facility"	the dealing facility whereby Exel Shareholders who own not more than 5,000 Exel Shares may be able to sell the New Deutsche Post Shares to which they become entitled pursuant to the Offer at no cost (subject to the terms and conditions to be set out in the Scheme Document or the document pursuant to which the Takeover Offer would be made)
"Germany"	the Federal Republic of Germany
"Implementation Agreement"	the implementation agreement between Exel and Deutsche Post dated 19 September 2005, inter alia, to agree the implementation of the Scheme
"Interim Dividend"	the dividend of 10 pence per Exel Share resolved to be paid by the directors of Exel on 27 July 2005 and which is expected to be paid on 3 October 2005 to Exel Shareholders on the register on 9 September 2005
"Japan"	Japan, its cities, prefectures, territories and possessions and all areas subject to its jurisdiction or any subdivision thereof

"Listing Rules"	the "Part VI Rules" meaning the rules made by the Financial Services Authority for the purposes of Part VI of the Financial Services and Markets Act 2000 and in respect of any application prior to 1 July 2005, the listing rules of the Financial Services Authority, acting in its capacity as the UK Listing Authority
"Loan Note Alternative"	the alternative whereby Exel Shareholders may elect to receive Loan Notes in lieu of all or part of the cash consideration to which they would otherwise by entitled under the Scheme (or, if applicable, the Takeover Offer)
"Loan Notes"	the unsecured loan notes to be issued by Deutsche Post pursuant to the Loan Note Alternative
"London Stock Exchange"	London Stock Exchange plc
"Merrill Lynch"	Merrill Lynch International
"Mix and Match Facility"	the mechanism by which Exel Shareholders may elect to vary the proportions of New Deutsche Post Shares and cash consideration they receive in respect of their holdings of Exel Shares
"Morgan Stanley"	Morgan Stanley & Co. Limited
"New Deutsche Post Shares"	the common shares in the share capital of Deutsche Post proposed to be issued as fully paid pursuant to the Offer
"Offer" or "Acquisition"	the proposed acquisition by Deutsche Post of Exel to be effected by means of the Scheme or, should Deutsche Post so elect, by means of a Takeover Offer
"Official List"	the Official List maintained by the Financial Services Authority
"Overseas Shareholders"	Exel Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom

"Panel"	the Panel on Takeovers and Mergers
"Scheme"	the proposed scheme of arrangement under section 425 of the Companies Act between Exel and the Exel Shareholders to effect the acquisition of Exel by Deutsche Post, the full terms of which will be set out in the Scheme Document
"Scheme Document"	the document to be sent to Exel Shareholders containing and setting out the terms and conditions of the Scheme and the notices convening the Court Meeting and the Extraordinary General Meeting
"Securities Act"	the United States Securities Act 1933 (as amended)
"Takeover Offer"	should Deutsche Post elect to make the Offer by way of a takeover offer, the offer to be made by Morgan Stanley for and on behalf of Deutsche Post to acquire all the Exel Shares (other than such shares held by Exel Shareholders in certain jurisdictions) and, where the context so requires, any subsequent revision, variation, extension or renewal thereof
"UBS Investment Bank"	UBS Limited
"UK" or "United Kingdom"	United Kingdom of Great Britain and Northern Ireland
"US" or "United States"	the United States, its territories and possessions, any State of the United States and the District of Columbia, and all other areas subject to its jurisdiction
"£", "sterling" and "pence"	means the lawful currency of the United Kingdom
"$" or "US$"	United States dollars

All times referred to are London time unless otherwise stated.

24 October, 2005

Not for release, publication or distribution, in whole or in part, in, into or from Canada, Australia or Japan

EXEL PLC

OFFER UPDATE: SCHEME DOCUMENT POSTED AND TRADING UPDATE

Further to the announcement on 19 September, 2005 (the "Offer Announcement") of the terms of the recommended offer for Exel by Deutsche Post of 900 pence in cash and 0.25427 of a New Deutsche Post Share for each Exel Share, to be effected by means of a scheme of arrangement under section 425 of the Companies Act, Exel announces that the Scheme Document is today being posted to Exel Shareholders.

The Court Meeting and Extraordinary General Meeting have been convened for 16 November, 2005.

Copies of the Scheme Document have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Terms defined in the Offer Announcement have the same meanings in this announcement.

Trading update

Trading performance in the third quarter has been strong and the Directors remain confident of delivering another year of strong growth in the business.

Exel's Contract Logistics operations delivered a good performance, with strong underlying organic growth combined with continued good performances from recent acquisitions including Tibbett & Britten and Power Packaging. In addition, Tradeteam performed encouragingly in the period, and net contract wins increased significantly on the same period in 2004.

Freight management performance in the quarter improved significantly over last year. Profitability was impacted by slower airfreight volumes up 2%, but continued strong seafreight revenues, up 13%, and an increase in the operating margin performance resulted in strong organic profit growth.

Merrill Lynch International ("Merrill Lynch") and UBS Investment Bank are acting for Exel in connection with the Offer and no one else and will not be responsible to anyone other than Exel for providing the protections afforded to clients of Merrill Lynch or UBS Investment Bank or for providing advice in relation to the Offer or any other matters referred to in this announcement.

JPMorgan Cazenove is acting as joint corporate broker to Exel in connection with the Offer and no one else and will not be responsible to anyone other than Exel for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for Deutsche Post in connection with the Offer and no one else and will not be responsible to anyone other than Deutsche Post for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Offer or any other matters referred to in this announcement.

END

Regulatory Announcement

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Free annual report

Company	Exel PLC
TIDM	EXL
Headline	Scheme of arrangement
Released	13:20 16-Nov-05
Number	2317U

16 November, 2005

Not for release, publication or distribution, in whole or in part, in, into or from Canada, Australia or Japan

Recommended Offer for Exel by Deutsche Post

Shareholder Approvals and Completion of US Anti-Trust Process

The Board of Exel plc ("Exel") announces that, at the Court Meeting held earlier today, the Scheme was approved by the requisite majority. Subsequently, at the Exel EGM, a special resolution to approve the Scheme and provide for its implementation was also passed by the requisite majority on a show of hands.

Voting results for the resolution to approve the Scheme at the Court Meeting:
Percentage of votes for: 97.97%
Percentage of votes against: 2.03%

Proxy voting results for the special resolution at the Exel EGM:
Percentage of proxy votes for: 98.43%
Percentage of proxy votes against: 1.57%
Number of proxy votes withheld: 379,667

In addition, the U.S. Federal Trade Commission has granted early termination of the premerger waiting period applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Completion of the Offer remains subject to the satisfaction or, if permitted, waiver of the remaining conditions to the Offer set out in the Scheme Document including, inter alia, the sanction of the Scheme by the Court and the reduction of capital. The hearing of the petition to the Court to sanction the Scheme and to confirm the reduction of capital is expected to take place on 9 December, 2005 and 12 December, 2005 respectively. It is expected that the last day for dealings in Exel Shares will be 9 December, 2005 and that the Scheme will become effective on 13 December, 2005.

The Mix and Match Facility and Loan Note Alternative will remain open until 11.00 a.m. on 8 December 2005.

Copies of the resolutions passed at the Court Meeting and the Exel EGM have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Capitalised terms used in this announcement have the same meaning as in the Scheme Document addressed to Exel Shareholders and dated 24 October 2005.

Merrill Lynch International ("Merrill Lynch") and UBS Investment Bank are acting for Exel in connection with the Offer and no one else and will not be responsible to anyone other than Exel for providing the protections afforded to clients of Merrill Lynch or UBS Investment Bank or for providing advice in relation to the Offer or any other matters referred to in this announcement.

JPMorgan Cazenove is acting as joint corporate broker to Exel in connection with the Offer and no one else and will not be responsible to anyone other than Exel for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for Deutsche Post in connection with the Offer and no one else and will not be responsible to anyone other than Deutsche Post for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Offer or any other matters referred to in this announcement.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor shall there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

The New Deutsche Post Shares and Loan Notes to be issued to Exel Shareholders under the Offer have not been, and will not be, registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the registration of New Deutsche Post Shares or Loan Notes have been, or will be, applied for in any jurisdiction. It is expected that the New Deutsche Post Shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, Exel Shareholders who are or will be deemed to be "affiliates" of Exel or Deutsche Post prior to, or of Deutsche Post after, the Effective Date will be subject to certain transfer restrictions relating to the New Deutsche Post Shares received in connection with the Offer.

END

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Company	Deutsche Post AG
TIDM	DPO
Headline	Scheme of arrangement
Released	07:00 09-Dec-05
Number	3989V

9 December 2005

Not for release, publication or distribution, in whole or in part, in, into or from Australia

Recommended Offer for Exel by Deutsche Post

Satisfaction or waiver of conditions to the Scheme and the Offer

ıne Board of Deutsche Post AG ("**Deutsche Post**") announces that all the conditions to the Scheme and the Offer as set out in Part Three of the Scheme Document have been satisfied or, where relevant, waived today other than condition 1 (c). Condition 1(c) requires the sanction of the Scheme and confirmation of the reduction in capital involved therein by the Court and an office copy of the Scheme Court Order and Reduction Court Order and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies in England and Wales and, in relation to the reduction of capital, being registered.

END

Merrill Lynch International ("**Merrill Lynch**") and UBS Investment Bank are acting for Exel in connection with the Offer and no one else and will not be responsible to anyone other than Exel for providing the protections afforded to clients of Merrill Lynch or UBS Investment Bank or for providing advice in relation to the Offer or any other matters referred to in this announcement.

JPMorgan Cazenove is acting as joint corporate broker to Exel in connection with the Offer and no one else and will not be responsible to anyone other than Exel for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Offer or any other matters referred to in this announcement.

..organ Stanley & Co. Limited ("**Morgan Stanley**") is acting for Deutsche Post in connection with the Offer and no one else and will not be responsible to anyone other than Deutsche Post for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Deutsche Post or Exel, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Deutsche Post or Exel, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Deutsche Post or Exel by Deutsche Post or Exel, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

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Company	Official List
TIDM	OLS
Headline	Suspension - Exel PLC
Released	07:30 12-Dec-05
Number	4516V

NOTICE OF TEMPORARY SUSPENSION OF LISTING FROM THE OFFICIAL LIST

12/12/2005 7:30 AM

TEMPORARY SUSPENSION

Exel PLC

The Financial Services Authority ("the FSA ") temporarily suspends the securities set out below from the Official List effective from 12/12/2005 7:30 AM at the request of the company pending an announcement:

Ordinary Shares of 27 7/9p each fully paid	(0-448-688)(GB0004486881)

If you have any queries relating to the above, please contact the Listing Applications Team at the FSA on 020 7066 8333 (option 3).

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Free annual report

Company	Exel PLC
TIDM	EXL
Headline	Share reclassification
Released	09:03 12-Dec-05
Number	4842V

12 December, 2005

Not for release, publication or distribution, in whole or in part, in, into or from Australia

Recommended Offer for Exel by Deutsche Post

Share Reclassification

The Board of Exel plc ("Exel") announces that, upon the delivery of an office copy of the Court order sanctioning the Scheme to the Registrar of Companies, the ordinary shares held by Scheme Shareholders have been subdivided and reclassified into 254,340,670,217 A Shares of 27 $^{7}/_{9}$ / 1211 pence each, 91,982,433,133 B Shares of 27 $^{7}/_{9}$ / 1211 pence each and 11,846,434,600 C Shares of 27 $^{7}/_{9}$ / 1211 pence each.

Capitalised terms used in this announcement have the same meaning as in the Scheme Document addressed to Exel Shareholders and dated 24 October 2005.

END

Merrill Lynch International ("Merrill Lynch") and UBS Investment Bank are acting for Exel in connection with the Offer and no one else and will not be responsible to anyone other than Exel for providing the protections afforded to clients of Merrill Lynch or UBS Investment Bank or for providing advice in relation to the Offer or any other matters referred to in this announcement.

JPMorgan Cazenove is acting as joint corporate broker to Exel in connection with the Offer and no one else and will not be responsible to anyone other than Exel for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for Deutsche Post in connection with the Offer and no one else and will not be responsible to anyone other than Deutsche Post for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Deutsche Post or Exel, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Deutsche Post or Exel, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Deutsche Post or Exel by Deutsche Post or Exel, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.

END

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Regulatory Announcement

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Free annual report

Company	Exel PLC
TIDM	EXL
Headline	Scheme of arrangement
Released	11:23 12-Dec-05
Number	4938V

12 December, 2005

Not for release, publication or distribution, in whole or in part, in, into or from Australia

Recommended Offer for Exel by Deutsche Post

Scheme of Arrangement Confirmed by Court

The Board of Exel plc ("Exel") announces that the reduction of capital comprised within the Scheme (the "Reduction of Capital") has been confirmed by the High Court. The Scheme is expected to become effective on 13 December 2005 on registration of an office copy of the relevant Court order by the Registrar of Companies.

The listing of the ordinary shares of Exel on the Official List, which was suspended with effect from the commencement of business today, is expected to be cancelled, at Exel's request, with effect from the commencement of business on 14 December 2005.

The Mix and Match Facility closed at 11.00 a.m. on Thursday, 8 December 2005. At that time, Scheme Shareholders holding 12,730,647 Exel Shares, representing approximately 4.18 per cent. of the issued ordinary share capital of Exel, had elected to receive additional cash and Scheme Shareholders holding 204,538,449 Exel Shares, representing approximately 67.19 per cent. of the issued ordinary share capital of Exel, had elected to receive additional New Deutsche Post Shares.

Scheme Shareholders who elected for additional cash under the Mix and Match Facility have had their cash elections satisfied in full. Scheme Shareholders who elected for additional New Deutsche Post Shares under the Mix and Match Facility have had their share elections scaled back by approximately 97.8492 per cent. and will receive approximately 0.99010 of a New Deutsche Post Share for every Exel Share for which a share election can be satisfied in full. Scheme Shareholders will receive 900 pence in cash and 0.25427 of a New Deutsche Post Share for every Exel Share in respect of the balance of their Exel Shares on which a share election cannot be satisfied in full.

In respect of Exel Shares for which no valid election under the Mix and Match Facility has been made, Scheme Shareholders will receive the basic offer consideration of 900 pence in cash and 0.25427 of a New Deutsche Post Share for every Exel Share.

The Loan Note Alternative closed at 11.00 a.m. on Thursday, 8 December 2005. At that time, valid elections for the Loan Note Alternative were received for greater than £5 million in nominal value. Accordingly, Exel Shareholders who validly elected for Loan Notes will, therefore, receive Loan Notes in accordance with the terms of the Scheme.

Fractions of New Deutsche Post Shares will not be allotted, but will be aggregated and sold in the market and the net proceeds of such sales will be paid in cash to such Scheme Shareholders entitled thereto in accordance with their fractional entitlements.

It is currently expected that the cash consideration due under the Offer will, as appropriate, be settled through CREST on 14 December 2005 or despatched by cheque as soon as practicable thereafter and we expect this to be no later than 20 December 2005. Settlement of the fractional entitlements is expected to be made as soon as practicable through CREST for uncertified holders and by cheque together with the cash consideration for certified holders.

We have been informed by Deutsche Post that the New Deutsche Post Shares are expected to be issued on 13 December 2005 and that trading on the Frankfurt Stock Exchange is expected to commence on 14 December 2005. It is also expected that CREST accounts will be credited with CREST Depository Interests representing New Deutsche Post Shares

("Deutsche Post CDIs") on 14 December 2005 and that statements of entitlement to Deutsche Post CDIs will be despatched to non-CREST holders as soon as practicable thereafter, which we expect to be no later than 20 December 2005. Further details concerning the dealing facility will be enclosed with the statement of entitlement. Exel Shareholders wishing to access their account prior to receiving their statement of entitlement may contact Lloyds TSB Registrars' helpline for Exel Shareholders on +44 (0)870 600 0631.

Capitalised terms used in this announcement have the same meaning as in the Scheme Document addressed to Exel Shareholders and dated 24 October 2005.

END

Merrill Lynch International ("Merrill Lynch") and UBS Investment Bank are acting for Exel in connection with the Offer and no one else and will not be responsible to anyone other than Exel for providing the protections afforded to clients of Merrill Lynch or UBS Investment Bank or for providing advice in relation to the Offer or any other matters referred to in this announcement.

JPMorgan Cazenove is acting as joint corporate broker to Exel in connection with the Offer and no one else and will not be responsible to anyone other than Exel for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for Deutsche Post in connection with the Offer and no one else and will not be responsible to anyone other than Deutsche Post for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Deutsche Post or Exel, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Deutsche Post or Exel, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Deutsche Post or Exel by Deutsche Post or Exel, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

END

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Regulatory Announcement

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Free annual report

Company	Exel PLC
TIDM	EXL
Headline	Scheme Effective
Released	09:32 13-Dec-05
Number	5614V

13 December, 2005

Not for release, publication or distribution, in whole or in part, in, into or from Australia

Recommended Offer for Exel by Deutsche Post

Scheme Effective

The Board of Exel plc ("Exel") announces that the scheme of arrangement to effect the recommended offer for Exel by Deutsche Post has today become effective.

Accordingly, the listing of the ordinary shares in Exel will be cancelled, at Exel's request, with effect from the commencement of business on 14 December 2005.

It is currently expected that the cash consideration due under the Offer will, as appropriate, be settled through CREST on 14 December 2005 or despatched by cheque as soon as practicable thereafter and we expect this to be no later than 20 December 2005. Settlement of the fractional entitlements is expected to be made as soon as practicable through CREST for uncertified holders and by cheque together with the cash consideration for certified holders.

We have been informed by Deutsche Post that the New Deutsche Post Shares are expected to be issued later today and that trading on the Frankfurt Stock Exchange is expected to commence on 14 December 2005. It is also expected that CREST accounts will be credited with CREST Depository Interests representing New Deutsche Post Shares ("Deutsche Post CDIs") on 14 December 2005 and that statements of entitlement to Deutsche Post CDIs will be despatched to non-CREST holders as soon as practicable thereafter, which we expect to be no later than 20 December 2005. Further details concerning the dealing facility will be enclosed with the statement of entitlement. Exel Shareholders wishing to access their account prior to receiving their statement of entitlement may contact Lloyds TSB Registrars' helpline for Exel Shareholders on +44 (0)870 600 0631.

Capitalised terms used in this announcement have the same meaning as in the Scheme Document addressed to Exel Shareholders and dated 24 October 2005.

END

Merrill Lynch International ("Merrill Lynch") and UBS Investment Bank are acting for Exel in connection with the Offer and no one else and will not be responsible to anyone other than Exel for providing the protections afforded to clients of Merrill Lynch or UBS Investment Bank or for providing advice in relation to the Offer or any other matters referred to in this announcement.

JPMorgan Cazenove is acting as joint corporate broker to Exel in connection with the Offer and no one else and will not be responsible to anyone other than Exel for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for Deutsche Post in connection with the Offer and no one else and will not be responsible to anyone other than Deutsche Post for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes,

"interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Deutsche Post or Exel, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Deutsche Post or Exel, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Deutsche Post or Exel by Deutsche Post or Exel, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

END

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